UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: JOINT ANNOUNCEMENT REGARDING EFFECTIVE DATE OF SASOL
KHANYISA TRANSACTION AND ISSUE OF SHARES PURSUANT THERETO


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 1 June 2018					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretar


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

Sasol Inzalo Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050
 ("Sasol Inzalo Public")

Sasol Khanyisa Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2017/663901/06)
("Sasol Khanyisa Public")

JOINT ANNOUNCEMENT REGARDING EFFECTIVE DATE OF SASOL KHANYISA TRANSACTION AND ISSUE OF SHARES PURSUANT THERETO
The effective date of the Sasol Khanyisa Transaction is today, Friday, 1 June 2018.
2 973 022 additional SOLBE1 Shares will be issued to SOLBE1 and SIPBEE shareholders and shareholders of Sasol Inzalo Groups Limited (RF) today.
In addition, 2 458 880 SOLBE1 Shares and 2 033 680 SOL Shares will be issued today to the trustees of the Sasol Khanyisa Employee Share Ownership Plan Trust. The SOLBE1 and SOL
Shares held by the Trust cannot be disposed of for a period of three years.

Sandton
1 June 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling